Exhibit 99.1
Navios Maritime Holdings Inc. Reports Financial Results for the Fourth Quarter
and Year Ended December 31, 2010
Dividend of $0.06 per Share for Q4 2010
Q4 Net Income Excluding Navios Acquisition of $57.5 Million
Q4 EBITDA Excluding Navios Acquisition of $106.3 Million
PIRAEUS, GREECE—(Marketwire — February 23, 2011) — Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: NM), a global, vertically integrated seaborne shipping and logistics company, today reported financial results for the fourth quarter and year ended December 31, 2010.
Angeliki Frangou, Chairman and Chief Executive Officer of Navios Holdings stated, “We are pleased to report our results for 2010. We increased EBITDA by almost 64% to $339 million and net income by 127% to $154 million. We completed our new building program and, at the same time, reduced our net debt to capitalization by almost 8% to 49% (on a pro forma basis, excluding Navios Maritime Acquisition). Our liquidity is more than sufficient considering our needs. Based on these strong results, we declared a $.06 dividend for the fourth quarter of 2010, payable on April 12, 2011 to the stockholders of record as of March 22, 2011.”
Ms. Frangou continued, “The shipping industry is going through transition at a time when there is healthy underlying demand for mineral and grain commodities and crude oil globally. While we are cautious about the near term, and continue to monitor closely the supply of vessels, we see continued demand for commodities from the urbanization of emerging markets.”
2010 HIGHLIGHTS — RECENT DEVELOPMENTS
Navios Holdings
Completion of Newbuilding Program: Delivery of Five Capesize Vessels
On February 14, 2011, Navios Holdings took delivery of the Navios Azimuth, a 2011-built, 179,169 dwt Capesize vessel from a South Korean shipyard.
On January 28, 2011, Navios Holdings took delivery of the Navios Altamira, a 2011-built, 179,165 dwt Capesize vessel from a South Korean shipyard.
On December 17, 2010, Navios Holdings took delivery of the Navios Bonheur, a 2010-built, 179,259 dwt Capesize vessel from a South Korean shipyard.
On December 3, 2010, Navios Holdings took delivery of the Navios Etoile, a 2010-built, 179,234 dwt Capesize vessel from a South Korean shipyard.
On November 17, 2010, Navios Holdings took delivery of the Navios Luz, a 2010-built, 179,144 dwt Capesize vessel from a South Korean shipyard.
Buyback of $131.3 Million Mandatorily Convertible Preferred Stock
On December 27, 2010, Navios Holdings purchased $131.3 million of certain series of the 2% Mandatorily Convertible Preferred Stock (“Preferred Stock”) previously issued in connection with the acquisition of Capesize vessels for a cash consideration of $49.2 million, reflecting a 62.5% discount to the face amount.
After the repurchase of the Preferred Stock and also giving effect to the previously announced repurchase of the 2% convertible senior promissory notes in November 2010, the total number of potentially dilutive shares of outstanding common stock, on a fully diluted basis, was reduced by 12.6%. As of December 31, 2010, on a fully diluted basis, there were 112,173,031 shares of common stock outstanding.

Deconsolidation of Navios Maritime Acquisition Corporation (“Navios Acquisition”) from Navios Holdings
Navios Holdings has agreed to exchange approximately 7.7 million shares of Navios Acquisition’s common stock it holds for non-voting preferred stock of Navios Acquisition. All or a portion of the preferred stock will be convertible into shares of common stock of Navios Acquisition after the second anniversary of the issuance of such preferred stock, to the extent Navios Holdings will not own greater than a 45% voting interest in Navios Acquisition after any such conversions. The exchange is expected to be completed prior to the end of the first quarter of 2011.
$350.0 million 8 1/8% Senior Notes Due 2019
On January 28, 2011, Navios Holdings completed the sale of $350.0 million of 8 1/8% Senior Notes due 2019 (the “2019 Notes”). The 2019 Notes are guaranteed by all of the subsidiaries that provide a guarantee of Navios Holdings’ existing 8 7/8% First Priority Ship Mortgage notes due 2017 (the “2017 Notes”).
The net proceeds from the sale of the 2019 Notes were used to redeem (the “Tender Offer”) any and all of Navios Holdings’ outstanding 9 1/2% Senior Notes due 2014 (“2014 Notes”), pay related transaction fees and expenses and for general corporate purposes. The Tender Offer expired on February 11, 2011 with $25.0 million in aggregate principal amount of 2014 Notes remaining outstanding.
Navios Holdings will redeem for cash, on February 28, 2011, all 2014 Notes that remained outstanding after completion of the Tender Offer, at a redemption price of $1,047.50 per $1,000 principal amount of 2014 Notes, plus accrued and unpaid interest to, but not including that date. An official notice of redemption was distributed, commencing on January 28, 2011, to the holders of the 2014 Notes commencing on January 28, 2011.
Liquidity
Net Debt to Total Capitalization was 48.8% on December 31, 2010 (57.9% including Navios Acquisition). Navios Holdings’ total available liquidity, including bank lines, as of December 31, 2010 was approximately $165.8 million ($261.0 million including Navios Acquisition). Following delivery of Navios Azimuth and Navios Altamira in 2011, Navios Holdings has no further newbuilding vessel capital expenditures commitments.
Time Charter Coverage
Navios Holdings has long-term fleet employment for periods ranging from one to 12 years. As of February 21, 2011, Navios Holdings had contracted 83.3%, 58.4% and 41.6% of its available days on a charter-out basis for 2011, 2012 and 2013, respectively, equivalent to $307.1 million, $240.4 million and $195.1 million in revenue, respectively. The average contractual daily charter-out rate for the core fleet is $28,224, $30,153 and $32,841 for 2011, 2012 and 2013, respectively. The average daily charter-in rate for the active long-term charter-in vessels for 2011 is $10,775.
The above figures do not include the Navios South American Logistics Inc. (“Navios Logistics”) fleet, the Navios Acquisition fleet and the vessels servicing the Contracts of Affreightment (“COA”).
Navios Acquisition
Information relating to Navios Acquisition is included herein because of the consolidation of Navios Acquisition into Navios Holdings. Certain numbers exclude the effect of the consolidation of Navios Acquisition.
Delivery of the chemical tanker Nave Polaris
On January 27, 2011, Navios Acquisition took delivery of the chemical tanker Nave Polaris, a 2010 built of 25,145 dwt from a South Korean shipyard into its owned fleet. The vessel is chartered out for six months at a net rate of $10,238 per day for the first three months and at a net rate of $11,213 per day for the remaining three months.
Credit Facility
On December 6, 2010, Navios Acquisition entered into a loan agreement with EFG Eurobank Ergasias S.A. of up to $52.0 million (divided into two $26.0 million tranches) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $0.3 million each with a final balloon payment of approximately $15.0 million, to be repaid on the last repayment date. The facility bears interest at a rate of LIBOR plus 300 bps and requires compliance with certain financial covenants.
$400.0 million 8 5/8% First Priority Ship Mortgage Notes Due 2017
On October 21, 2010, Navios Acquisition completed the sale of $400.0 million of 8 5/8% First Priority Ship Mortgage notes due 2017 (the “2017 Acquisition Notes”). The 2017 Acquisition Notes are secured by first priority ship mortgages on six very large crude carrier vessels, aggregating approximately 1.8 million deadweight tons, owned by certain subsidiary guarantors. The 2017 Acquisition Notes are guaranteed by each of Navios Acquisition’s direct and indirect subsidiaries.
The net proceeds of the sale of the 2017 Acquisition Notes, totalling $386.5 million, were used to repay borrowings under certain of Navios Acquisition’s existing credit facilities.
Navios Maritime Partners L.P. (“Navios Partners”)
Increase in Cash Distributions
The Board of Directors of Navios Partners declared a cash distribution for the fourth quarter of 2010 of $0.43 per unit. This represents an increase of 2.4% from the cash distribution of $0.42 per unit declared for the third quarter of 2010. On February 14, 2011, Navios Holdings received $6.1 million, representing the cash distribution from Navios Partners for the fourth quarter of 2010.
Fleet Profile
Navios Holdings controls a fleet of 57 vessels totalling 6.0 million dwt, of which 30 are owned and 27 are chartered-in under long-term charters. Navios Holdings currently operates 44 vessels (18 Capesize, 10 Panamax and 16 Ultra-Handymax) totaling 4.8 million dwt and has 13 newbuilding charter-in vessels expected to be delivered at various dates through 2013. The current average age of the operating fleet is 4.6 years.
Exhibit II displays the “Core Fleet” of Navios Holdings and refers to dry bulk vessel operations (excludes the fleets of Navios Acquisition and Navios Logistics).
Financial Highlights (all numbers exclude Navios Acquisition)
—	Adjusted Net Income increased by 132.1% to $24.4 million in the fourth quarter of 2010 from $10.5 million in the same period in 2009.

—	Adjusted EBITDA increased by 42.7% to $73.2 million in the fourth quarter of 2010 from $51.3 million in the same period in 2009.

—	Adjusted Net Income increased by 42.6% to $81.1 million for the year ended December 31, 2010 from $56.9 million in 2009.

—	Adjusted EBITDA increased by 37.2% to $265.7 million for the year ended December 31, 2010 from $193.7 million in 2009.

—	Net Debt to book capitalization decreased to 48.8% at December 31, 2010, compared to 52.6% at December 31, 2009.
Dividend Policy
The Board of Directors declared a quarterly cash dividend for the fourth quarter of 2010 of $0.06 per share of common stock. This dividend is payable on April 12, 2011 to stockholders of record as of March 22, 2011. The declaration and payment of any further dividend remains subject to the discretion of the Board and will depend on, among other things, Navios Holdings’ cash requirements as measured by market opportunities and restrictions under its credit agreements.
Financial Results
For the following results and the selected financial data presented herein, Navios Holdings has compiled consolidated statements of income for the three month periods and the years ended December 31, 2010 and 2009. The year ended December 31, 2010 and the quarterly 2010 and 2009 information were derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are non-U.S. GAAP financial measures, and should not be used in isolation or substitution for Navios Holdings’ results.

Fourth Quarter 2010 Results (in thousands of U.S. dollars, except per share data and unless otherwise stated):

				Total
				Consolidated
			(Excluding	(Excluding
	Total	Navios	Navios	Navios
	Consolidated	Acquisition	Acquisition)	Acquisition)
	For the	For the	For the	For the
	Three Months	Three Months	Three Months	Three Months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2010	2010	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	$189,927	$25,440	$164,487	$148,730
EBITDA	$124,197	$17,925	$106,272	$55,284
Adjusted EBITDA (*)	$91,100	$17,925	$73,175	$51,289
Net income/(loss)	$53,307	$(4,197)	$57,504	$12,486
Adjusted Net Income (*)	$25,651	$1,244	$24,407	$10,517
Earnings/(loss) Per Share	$0.52	$(0.04)	$0.56	$0.12
Adjusted Basic Earnings Per Share (*)	$0.25	$0.02	$0.23	$0.11

(*)	Adjusted EBITDA, for the fourth quarter ended December 31, 2010, excludes the $22.1 million and the $7.2 million gain on sale of the Navios Fulvia and the Navios Melodia, respectively, to Navios Partners and $3.8 million gain on the buyback of the convertible notes.

Adjusted Net Income and Adjusted Basic Earnings Per Share for the fourth quarter ended December 31, 2010 also exclude the items described above and they were further adjusted to exclude $5.4 million of prepayment fees and write-off of deferred financing costs relating to Navios Acquisition.

Adjusted EBITDA, for the three months ended December 31, 2009, excludes a $4.0 million gain on sale of the Navios Apollon.

Adjusted Net Income and Adjusted Basic Earnings Per Share for the three months ended December 31, 2009, exclude a: (i) $4.0 million gain on sale of the Navios Apollon; and (ii) $2.0 million write-off deferred financing costs due to the partial repayment of outstanding indebtedness following the issuance of the secured bond in November 2009.
Total Navios Holdings’ consolidated revenue for the three months ended December 31, 2010 increased by $41.2 million, to $189.9 million compared to $148.7 million for the same period in 2009. Revenue from drybulk vessel operations for the three months ended December 31, 2010 was $119.7 million as compared to $113.6 million for the same period during 2009.
The increase in revenue was mainly attributable to: (i) the increase in Time Charter Equivalent (“TCE”) per day by 9.0% to $26,282 per day in the fourth quarter of 2010 from $24,120 per day in the same period of 2009; and (ii) an increase in the available ownership days by 20.8% to 2,350 days in the fourth quarter of 2010 from 1,945 days in the same period of 2009. This increase was partially offset by a decrease in short-term and long-term fleet available days of 224 days and 474 days, respectively.

Revenue from the logistics business was $44.8 million for the three months ended December 31, 2010 as compared to $35.1 million during the same period of 2009. This increase was mainly attributable to: (i) the acquisition of the Sara H in February 2010; (ii) the increased operations of its liquid port; (iii) the increased volumes transported through the dry port terminal business; and (iv) the increased storage capacity of its dry port in Uruguay following the construction of its new silo.
Revenue from tanker vessel operations for the three month period ended December 31, 2010 was $25.4 million. Navios Acquisition including the chemical tanker the Nave Cosmos delivered on October 27, 2010, had 802 available days at a TCE rate of $31,702. There were no operations in the corresponding period in 2009.
EBITDA of Navios Holdings (excluding Navios Acquisition) for the three months ended December 31, 2010 increased by $51.0 million to $106.3 million compared to $55.3 million for the fourth quarter of 2009. The $51.0 million increase in EBITDA was primarily due to: (i) an increase in revenue of $15.8 million to $164.5 million in the fourth quarter of 2010 from $148.7 million in the same period of 2009; (ii) a decrease in time charter, voyage and logistic business expenses of $2.4 million from $83.8 million in the fourth quarter of 2009 to $81.4 million in the same period of 2010; (iii) $2.5 million gain from derivatives; (iv) an increase of $5.8 million in net other income; (v) an increase of $25.3 million in gain on sale of assets; and (vi) an increase in equity in earnings by $3.2 million. The overall variance of $55.0 million was partially offset by: (i) an increase in direct vessel expenses (excluding the amortization of deferred dry dock and special survey costs) of $0.6 million; (ii) an increase in general and administrative expenses of $1.1 million (excluding share-based compensation expenses); and (iii) a decrease of $2.3 million in noncontrolling interest.
EBITDA of Navios Logistics was $9.7 million for the three month period ended December 31, 2010 as compared to $3.8 million during the same period in 2009.
EBITDA of Navios Acquisition for the three month period ended December 31, 2010 was $17.9 million. Navios Acquisition, including the chemical tanker the Nave Cosmos delivered on October 27, 2010, had 802 available days at a TCE rate of $31,702. There were no operations in the corresponding period in 2009.
Net income of Navios Holdings (excluding Navios Acquisition) for the three months ended December 31, 2010 was $57.5 million as compared to $12.5 million for the comparable period of 2009. The increase of net income by $45.0 million was mainly due to an increase in EBITDA of $51.0 million as discussed above, which was partially offset by: (i) an increase in depreciation and amortization of $0.8 million; (ii) an increase in interest expense, net of $4.1 million; (iii) an increase in income taxes of $0.6 million; (iv) an increase of $0.4 million in amortization for drydock and special survey costs; and (v) an increase of $0.1 million in share-based compensation expense.
Net loss of Navios Acquisition for the three month period ended December 31, 2010 was $4.2 million. Year Ended December 31, 2010 and 2009 Results (in thousands of U.S. dollars, except per share data, unless otherwise stated)

				Total
				Consolidated
			(Excluding	(Excluding
	Total	Navios	Navios	Navios
	Consolidated	Acquisition	Acquisition)	Acquisition)
	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2010	2010	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	$679,918	$33,568	$646,350	$598,676
EBITDA	$356,126	$17,461	$338,665	$206,801
Adjusted EBITDA (*)	$291,194	$25,480	$265,714	$193,712
Net income/(loss)	$145,757	$(8,294)	$154,051	$67,934
Adjusted Net Income (*)	$86,266	$5,166	$81,100	$56,871

				Total
				Consolidated
			(Excluding	(Excluding
	Total	Navios	Navios	Navios
	Consolidated	Acquisition	Acquisition)	Acquisition)
	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2010	2010	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Earnings/(loss) Per Share	$1.43	$(0.08)	$1.51	$0.68
Adjusted Basic Earnings Per Share (*)	$0.83	$0.05	$0.78	$0.57

(*)	Adjusted EBITDA for the year ended December 31, 2010 excludes a: (i) $55.4 million gain on sale of Navios Hyperion, Navios Aurora II, Navios Pollux, Navios Melodia and Navios Fulvia to Navios Partners; (ii) $17.7 million gain recognized as a result of obtaining control of Navios Acquisition as of May 28, 2010; (iii) $4.0 million write off of an unfavourable short-term charter; (iv) $3.8 million gain on the buyback of the convertible notes; and (v) $8.0 million of transaction costs relating to Navios Acquisition of a fleet of seven VLCC tankers (the “VLCC Acquisition”).

Adjusted Net Income and Adjusted Basic Earnings Per Share for the year ended December 31, 2010 also exclude the items described above and they were further adjusted to exclude $5.4 million of prepayment fees and write-off of deferred financing costs relating to Navios Acquisition.

Adjusted EBITDA, for year ended December 31, 2009, excludes: (i) $20.8 million gain on sale of assets; (ii) $6.1 million non cash compensation from Navios Partners; and (iii) $13.8 million unrealized mark-to-market losses on common units of Navios Partners, accounted for as available for sale securities.

Adjusted Net Income and Adjusted Basic Earnings Per Share also exclude the items described above. Adjusted Net Income and Adjusted Basic Earnings Per Share for the year ended December 31, 2009, were further adjusted to exclude $2.0 million write off of deferred financing costs due to the partial repayment of outstanding indebtedness following the issuance of the secured bond in November 2009.
Total Navios Holdings’ consolidated revenue for the year ended December 31, 2010 increased by $81.2 million, to $679.9 million compared to $598.7 million for the same period in 2009.
Revenue from drybulk vessel operations for the year ended December 31, 2010 was $458.4 million as compared to $459.8 million for the same period during 2009. The decrease in revenue was mainly attributable to a decrease in TCE per day by $1.1% to $25,527 in 2010 from $25,821 in 2009 and a decrease in short-term and long-term chartered in fleet available days of 458 days and 1,174 days, respectively. This decrease was offset by an increase in available ownership days of the fleet of 29.2% to 8,680 days from 6,718 days following the delivery of the owned vessels at various times since December 2009.
Revenue from the logistics business was $188.0 million for the year ended December 31, 2010 as compared to $138.9 million during the same period of 2009. This increase was mainly attributable to: (i) the acquisition of Makenita H in June 2009, which was fully operational during 2010; (ii) the acquisition of Sara H in February 2010; (iii) the acquisition of Jiujiang and Stavroula as capital leases, in June and July 2010, respectively; (iv) an increase in product sales at Navios Logistics’ liquid port; and (v) the increased storage capacity of the dry port in Uruguay following the construction of its new silo.
Revenue from tanker vessel operations for the year ended December 31, 2010 was $33.6 million. Following the acquisition of the vessel Nave Cosmos on October 27, 2010, Navios Acquisition had 1,104 available days at a TCE of $30,087 for the year ended December 31, 2010. There was no revenue in the corresponding period of 2009.
EBITDA of Navios Holdings (excluding Navios Acquisition) for the year ended December 31, 2010 increased by $131.9 million to $338.7 million compared to $206.8 million for the same period of 2009. The $131.9 million increase in EBITDA was primarily due to: (i) an increase in revenue of $47.7 million to $646.4 million compared to $598.7 million for same period in 2009; (ii) a decrease in time charter, voyage and logistic business expenses of $17.6 million from $353.8 million in 2009 to $336.2 million in the same period of 2010; (iii) an increase of $3.7 million in gains from derivatives; (iv) an increase of $8.7 million in net other income; (v) a $34.6 million gain on sale of assets; (vi) a $17.7 million gain recognized as a result of obtaining control of Navios Acquisition as of May 28, 2010; and (vii) an increase in equity in net earnings from affiliated companies by $12.7 million. The overall variance of $142.7 million was partially offset by: (i) an increase in direct vessel expenses (excluding the amortization of deferred dry dock and special survey costs) of $5.0 million; (ii) an increase in general and administrative expenses of $4.9 million (excluding share-based compensation expenses); and (iii) a decrease of $0.9 million noncontrolling interest.
EBITDA of Navios Logistics was $32.5 million for the year ended December 31, 2010 as compared to $29.6 million during the same period in 2009.
EBITDA of Navios Acquisition for the year ended December 31, 2010 was $17.5 million and Adjusted EBITDA was $25.5 million, which excludes $8.0 million of transaction costs for the VLCC Acquisition. Net income of Navios Holdings (excluding Navios Acquisition) for year ended December 31, 2010 was $154.0 million as compared to $67.9 million for the comparable period of 2009. The increase of net income by $86.2 million was mainly due to an increase in EBITDA of $131.9 million as discussed above, which was partially offset by: (i) an increase in depreciation and amortization of $17.8 million; (ii) an increase in interest expense, net of $24.8 million; (iii) an increase in income taxes of $2.0 million; (iv) an increase of $0.9 million in amortization for drydock and special survey costs; and (v) an increase of $0.3 million in share-based compensation expense.
Net loss of Navios Acquisition for the year ended December 31, 2010 was $8.3 million.
Fleet Summary Data:
The following table reflects certain key indicators indicative of the performance of the Navios Holdings drybulk operations and its fleet performance for the three and twelve month periods ended December 31, 2010 and 2009.

	Three Month	Three Month
	Period ended	Period ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Available Days (1)	3,776	4,068	15,918	15,588
Operating Days (2)	3,733	4,001	15,841	15,479
Fleet Utilization (3)	98.9%	98.4%	99.5%	99.3%
Equivalent Vessels (4)	41	44	44	43
TCE (5)	$26,282	$24,120	$25,527	$25,821

(1)	Available days for fleet are total calendar days the vessels were in Navios Holdings’ possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

(2)	Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization is the percentage of time that Navios Holdings’ vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.

(4)	Equivalent Vessels, is defined as the total available days during a relevant period divided by the number of days of this period.

(5)	TCE is defined as voyage and time charter revenues less voyage expenses during a relevant period divided by the number of available days during the period.
Conference Call:
As previously announced, Navios Holdings will host a conference call today, Wednesday, February 23, 2011, at 8:30 am ET, at which time Navios Holdings’ senior management will provide highlights and commentary on the fourth quarter and year-end December 31, 2010 financial results.
A supplemental slide presentation will be available on the Navios Holdings website at www.navios.com under the “Investors” section at 7:45 am ET.
Conference Call details:
Call Date/Time: Wednesday, February 23, 2011, at 8:30 am ET
Call Title: Navios Holdings Q4 and FY 2010 Financial Results Conference Call
US Dial In: +1.877.480.3873
International Dial In: +1.404.665.9927
Conference ID: 3851 1920
The conference call replay will be available shortly after the live call and remain available for one week at the following numbers:
US Replay Dial In: +1.800.642.1687
International Replay Dial In: +1.706.645.9291
Conference ID: 3851 1920
This call will be simultaneously Webcast. The Webcast will be available on the Navios Holdings website, www.navios.com, under the “Investors” section. The Webcast will be archived and available at the same Web address for two weeks following the call.
About Navios Maritime Holdings Inc.
Navios Maritime Holdings Inc. (NYSE: NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain.
Navios Holdings may, from time to time, be required to offer certain owned Capesize and Panamax vessels to Navios Maritime Partners L.P. for purchase at fair market value according to the terms of the Omnibus Agreement.
For more information about Navios Holdings please visit our website: www.navios.com.
About Navios South American Logistics Inc.
Navios Logistics was formed in 2008. Navios Logistics specializes in transporting and storing liquid and dry bulk cargoes in the Hidrovia region connecting Argentina, Bolivia, Brazil, Paraguay and Uruguay. Navios Logistics currently controls a fleet of 234 barges, vessels and pushboats. It also owns and operates an upriver oil storage and transfer facility in Paraguay and the largest bulk transfer and storage port terminal in Uruguay.
About Navios Maritime Partners L.P.
Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates dry cargo vessels. For more information, please visit its website: www.navios-mlp.com.
About Navios Acquisition
Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit its website: www.navios-acquisition.com.

Forward Looking Statements — Safe Harbor
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

EXHIBIT I
NAVIOS MARITIME HOLDINGS INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. dollars — except share data)

	December 31,	December 31,
	2010	2009
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$207,410	$173,933
Restricted cash	34,790	107,158
Accounts receivable, net	70,388	78,504
Short-term derivative asset	1,420	38,382
Due from affiliate companies	2,603	1,973
Prepaid expenses and other current assets	33,354	27,730

Total current assets	349,965	427,680

Deposit for vessels acquisitions	377,524	344,515
Vessels, port terminal and other fixed assets, net	2,249,677	1,577,741
Long-term derivative assets	149	8,181
Restricted cash	18,787	—
Investments in leased assets	—	18,431
Investments in affiliates	18,695	13,042
Investments in available for sale securities	99,078	46,314
Other long term assets	60,132	50,791
Intangibles other than goodwill	327,703	300,571
Goodwill	175,057	147,916

Total non-current assets	3,326,802	2,507,502

Total assets	$3,676,767	$2,935,182

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$49,496	$61,990
Dividends payable	7,214	6,052
Accrued expenses	62,417	48,030
Deferred income and cash received in advance	17,682	9,529
Short term derivative liability	245	10,675
Capital lease obligations	1,252	—
Current portion of long term debt	63,297	59,804

Total current liabilities	201,603	196,080

Senior and ship mortgage notes, net of discount	1,093,787	693,049
Long term debt, net of current portion	918,826	869,853
Capital lease obligations, net of current portion	31,009	—
Unfavorable lease terms	56,875	59,203
Long term liabilities and deferred income	36,020	33,470
Deferred tax liability	21,104	22,777

Total non-current liabilities	2,157,621	1,678,352

Total liabilities	2,359,224	1,874,432

Commitments and contingencies	—	—
Stockholders’ equity
Preferred Stock — $0.0001 par value, authorized 1,000,000 shares, 8,479 and 8,201 issued and outstanding as of December 31, 2010 and December 31, 2009, respectively	—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, issued and outstanding 101,563,766 and 100,874,199, as of December 31, 2010 and 2009, respectively	10	10
Additional paid-in capital	531,265	533,729
Accumulated other comprehensive income	32,624	15,156
Retained earnings	495,684	376,585

Total Navios Holdings’ stockholders’ equity	1,059,583	925,480

Noncontrolling interest	257,960	135,270

Total stockholders’ equity	1,317,543	1,060,750

Total liabilities and stockholders’ equity	$3,676,767	$2,935,182

NAVIOS MARITIME HOLDINGS INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. dollars — except share and per share data)

	Three Month	Three Month
	Period ended	Period ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)
Revenue	$189,927	$148,730	$679,918	$598,676
Time charter, voyage and logistic business expenses	(81,673)	(83,801)	(336,558)	(353,838)
Direct vessel expenses	(16,506)	(8,375)	(47,109)	(31,454)
General and administrative expenses	(15,055)	(12,936)	(58,604)	(43,897)
Depreciation and amortization	(30,622)	(22,053)	(101,793)	(73,885)
Interest income/expense and finance cost, net	(37,502)	(19,042)	(102,380)	(61,919)
Gain/(loss) on derivatives	59	(2,411)	4,064	375
Gain on sale of assets/partial sale of subsidiary	29,298	3,995	55,432	20,785
Gain on change in control	—	—	17,742	—
Other income/(expense), net	4,989	(1,157)	(5,614)	(14,666)

Income before equity in net earnings of affiliate companies	42,915	2,950	105,098	40,177
Equity in net earnings of affiliated companies	11,168	9,265	40,585	29,222

Income before taxes	$54,083	$12,215	$145,683	$69,399
Income taxes	(1,071)	(462)	(414)	1,565

Net income	53,012	11,753	145,269	70,964
Less: Net (income)/loss attributable to the noncontrolling interest	295	733	488	(3,030)

Net income attributable to Navios Holdings common stockholders	$53,307	$12,486	$145,757	$67,934

Basic earnings per share attributable to Navios Holdings stockholders	$0.52	$0.12	$1.43	$0.68

Weighted average number of shares, basic	100,616,917	99,966,063	100,518,880	99,924,587

Diluted earnings per share attributable to Navios Holdings stockholders	$0.44	$0.11	$1.24	$0.65

Weighted average number of shares, diluted	119,292,525	109,576,524	116,182,356	105,194,659

NAVIOS MARITIME HOLDINGS INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars)

	Year Ended	Year Ended
	December 31,	December 31,
	2010	2009
	(unaudited)
OPERATING ACTIVITIES:
Net income	$145,269	$70,964
Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash adjustments	60,085	62,112
Decrease in operating assets	7,051	30,399
Increase/(decrease) in operating liabilities	(20,578)	56,498
Payments for dry dock and special survey costs	(9,337)	(3,522)

Net cash provided by operating activities	182,490	216,451

INVESTING ACTIVITIES:
Acquisition of subsidiary, net of cash acquired	(98,913)	(369)
Proceeds from sale of assets	484,082	66,600
Increase/(decrease) in restricted cash for investing activities	67,659	(90,878)
Receipts from finance lease	180	567
Deposits for vessel acquisitions	(343,243)	(238,810)
Acquisition of vessels	(222,773)	(512,760)
Purchase of property and equipment	(16,761)	(26,888)

Net cash used in investing activities	(129,769)	(802,538)

FINANCING ACTIVITIES:
Proceeds from long-term loans	466,634	621,270
Proceeds from ship mortgage and senior notes	400,000	394,412
Repayment of long term debt and payment of principal	(804,397)	(333,952)
Proceeds from warrant exercise	(2,060)	—
Debt issuance costs	(23,458)	(18,097)
Increase in restricted cash	17,662	(9,500)
Contributions from noncontrolling shareholders	(470)	563
Repurchase of preferred stock	(50,835)	—
Repurchase of convertible bond	(29,100)	—
Issuance of common stock	415	—
Dividends paid	(27,037)	(27,583)
Proceeds from equity offering, net of fees	33,402	—
Acquisition of treasury stock	—	(717)

Net cash (used in)/provided by financing activities	(19,244)	626,396

Increase in cash and cash equivalents	33,477	40,309

Cash and cash equivalents, beginning of year	173,933	133,624

Cash and cash equivalents, end of year	$207,410	$173,933

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for interest	$94,742	$58,224
Cash paid for income taxes	$485	$2,238

	Year Ended	Year Ended
	December 31,	December 31,
	2010	2009
	(unaudited)
Non-cash investing and financing activities
Issuance of convertible debt in connection with the acquisition of vessels	$—	$31,673
Issuance of preferred stock in connection with the acquisition of vessels	$69,301	$40,284
Equity in net earnings of affiliated companies	$40,585	$29,222
Dividends declared but not paid	$7,214	$6,052
Shares released to the shareholders of Horamar	$10,869	$—
Investments in available for sale securities	$35,297	$—
Debt assumed in connection with acquisitions of businesses	$543,438	$804
Disclosure of Non-GAAP Financial Measures
EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes, if any, unless otherwise stated. EBITDA is included because it is used by certain investors to measure a company’s financial performance. EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.
EBITDA is presented to provide additional information with respect to Navios Holdings’ ability to satisfy its obligations including debt service, capital expenditures, working capital requirements and payment of dividends. While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

EBITDA Reconciliation to Cash from Operations

	December 31,	December 31,
Three Months Ended	2010	2009
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$57,608	$71,459
Net increase in operating assets	(20,670)	(22,398)
Net increase/(decrease) in operating liabilities	22,678	(21,949)
Net interest cost	37,503	19,042
Deferred finance charges	(6,508)	(3,467)
Provision for losses/(gains) on accounts receivable	2,020	(862)
Unrealized gain/(loss) on FFA derivatives, warrants and interest rate swaps	(4,736)	7,828
Earnings in affiliates, net of dividends received	2,129	663
Payments for drydock and special survey	781	240
Noncontrolling interest	295	733
Gain on sale of assets	29,298	3,995
Gain on repurchase of convertible bond	3,799	—

EBITDA	$124,197	$55,284

Navios Logistics EBITDA Reconciliation to Net Income

	Three Month Period Ended
	December 31,	December 31,
	2010	2009
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net income/(loss) attributable to Navios Holdings shareholders	$2,274	$(3,148)
Depreciation and amortization	5,343	5,526
Amortization of deferred drydock costs	111	76
Interest income	(132)	(3)
Interest expense and finance cost, net	1,208	929
Income taxes	940	379

EBITDA	$9,744	$3,759

EBITDA Reconciliation to Cash from Operations

	December 31,	December 31,
Twelve Months Ended	2010	2009
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$182,490	$216,451
Net increase in operating assets	(7,051)	(30,399)
Net increase/(decrease) in operating liabilities	20,578	(56,498)
Net interest cost	102,380	61,919
Deferred finance charges	(11,752)	(6,682)

	December 31,	December 31,
Twelve Months Ended	2010	2009
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Provision for losses on accounts receivable	(4,660)	(2,237)
Unrealized (loss)/gain on FFA derivatives, warrants and interest rate swaps	(12,882)	9,311
Gain on change in control	17,742	—
Earnings in affiliates and joint ventures, net of dividends received	5,844	1,355
Payments for drydock and special survey	9,337	3,522
Noncontrolling interest	488	(3,030)
Non cash compensation received	—	6,082
Unrealized losses on available for sale securities	—	(13,778)
Gain on sale of assets	55,432	20,785
Repurchase of convertible bond	3,799	—
Transaction Expenses	(5,619)	—

EBITDA	$356,126	$206,801

Navios Logistics EBITDA Reconciliation to Net Income

	Year Ended	Year Ended
	December 31,	December 31,
	2010	2009
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net income attributable to Navios Holdings shareholders	$5,599	$5,350
Depreciation and amortization	22,215	21,604
Amortization of deferred drydock costs	394	270
Interest income	(298)	(11)
Interest expense and finance cost, net	4,527	4,247
Income taxes	64)	(1,863)

EBITDA	$32,501	$29,597

EXHIBIT II
Owned Vessels

Vessel Name	Vessel Type	Year Built	Deadweight
			(in metric tons)
Navios Ionian	Ultra Handymax	2000	52,067
Navios Vector	Ultra Handymax	2002	50,296
Navios Horizon	Ultra Handymax	2001	50,346
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Ulysses	Ultra Handymax	2007	55,728
Navios Vega	Ultra Handymax	2009	58,792
Navios Celestial	Ultra Handymax	2009	58,063
Navios Astra(3)	Ultra Handymax	2006	53,468
Navios Magellan	Panamax	2000	74,333
Navios Star	Panamax	2002	76,662
Navios Orbiter	Panamax	2004	76,602
Navios Asteriks	Panamax	2005	76,801
Navios Bonavis	Capesize	2009	180,022
Navios Happiness	Capesize	2009	180,022
Navios Lumen	Capesize	2009	180,661
Navios Stellar	Capesize	2009	169,001
Navios Phoenix	Capesize	2009	180,242
Navios Antares	Capesize	2010	169,059
Navios Buena Ventura	Capesize	2010	179,132
Navios Luz	Capesize	2010	179,144
Navios Etoile	Capesize	2010	179,234
Navios Bonheur	Capesize	2010	179,259
Navios Altamira	Capesize	2011	179,165
Navios Azimuth	Capesize	2011	179,169
Long-term Chartered-in Fleet in Operation

		Year	Deadweight	Purchase
Vessel Name	Vessel Type	Built	(in metric tons)	Option(1)
Navios Primavera	Ultra Handymax	2007	53,464	Yes
Navios Armonia	Ultra Handymax	2008	55,100	No
Navios Orion	Panamax	2005	76,602	No
Navios Titan	Panamax	2005	82,936	No
Navios Altair	Panamax	2006	83,001	No
Navios Esperanza	Panamax	2007	75,200	No
Torm Antwerp	Panamax	2008	75,250	No
Golden Heiwa	Panamax	2007	76,662	No
King Ore	Capesize	2010	176,800	No
Beaufiks	Capesize	2004	180,181	Yes
Phoenix Beauty	Capesize	2010	169,150	No
Rubena N	Capesize	2006	203,233	No
Formosabulk Brave	Capesize	2001	170,000	No
SC Lotta	Capesize	2009	170,500	No
Long-term Chartered-in Fleet to be Delivered

		Delivery	Purchase		Deadweight
Vessels	Vessel Type	Date	Option		(in metric tons)
Navios Serenity	Handysize	03/2011	Yes	(2)	34,718
Navios TBN	Handysize	09/2012	Yes	(2)	34,718
Navios Koyo	Capesize	12/2011	Yes		181,000
Kleimar TBN	Capesize	07/2012	Yes		180,000
Navios TBN	Capesize	12/2013	Yes		180,000
Navios TBN	Ultra Handymax	02/2012	Yes	(2)	61,000
Navios TBN	Ultra Handymax	05/2013	Yes		61,000
Navios TBN	Ultra Handymax	10/2013	Yes		61,000

		Delivery	Purchase		Deadweight
Vessels	Vessel Type	Date	Option		(in metric tons)
Navios Marco Polo	Panamax	09/2011	Yes		80,000
Navios TBN	Panamax	01/2013	Yes		82,100
Navios TBN	Panamax	07/2013	Yes	(2)	80,500
Navios TBN	Panamax	09/2013	Yes	(2)	80,500
Navios TBN	Panamax	11/2013	Yes	(2)	80,500

(1)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.

(2)	The initial 50% purchase option on each vessel is held by Navios Holdings.

(3)	Navios Holdings exercised its option in Q3 2010 to purchase Navios Astra for $21.0 million. Navios Astra was delivered to Navios Holdings on February 21, 2011.
Contacts:
Investor Relations
Navios Maritime Holdings Inc.
+1.212.906.8643
investors@navios.com